SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

The Macerich Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

554382101
(CUSIP Number)

September 13, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554382101

1.	NAMES OF REPORTING PERSONS GIC Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 593,963
	6.	SHARED VOTING POWER 6,663,143
	7.	SOLE DISPOSITIVE POWER 593,963
	8.	SHARED DISPOSITIVE POWER 6,663,143
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,257,106
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.05%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

‡ Percentage is based on 143,625,500 shares of common stock outstanding as of August 2, 2016 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016.

CUSIP No. 554382101

1.	NAMES OF REPORTING PERSONS GIC Real Estate Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,563,616
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,563,616
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,563,616
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.57%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

‡ Percentage is based on 143,625,500 shares of common stock outstanding as of August 2, 2016 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016.

CUSIP No. 554382101

1.	NAMES OF REPORTING PERSONS GIC Real Estate, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,563,616
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,563,616
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,563,616
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.57%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

‡ Percentage is based on 143,625,500 shares of common stock outstanding as of August 2, 2016 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016.

CUSIP No. 554382101

1.	NAMES OF REPORTING PERSONS US Shops LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,563,616
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,563,616
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,563,616
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.57%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

‡ Percentage is based on 143,625,500 shares of common stock outstanding as of August 2, 2016 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016.

Item 1(a).	Name of Issuer:

The Macerich Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

Item 2(a).	Name of Person Filing:

GIC Private Limited
GIC Real Estate Private Limited
GIC Real Estate, Inc.
US Shops LLC

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

GIC Private Limited:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

GIC Real Estate Private Limited:

c/o GIC Private Limited
168 Robinson Road
#37-01 Capital Tower
Singapore 068912

GIC Real Estate, Inc.:

One Bush Street, Suite 1000
San Francisco, California 94104

US Shops LLC:

c/o GIC Real Estate, Inc.
One Bush Street, Suite 1000
San Francisco, California 94104

Item 2(c).	Citizenship:

GIC Private Limited – Singapore
GIC Real Estate Private Limited – Singapore
GIC Real Estate, Inc. – Delaware
US Shops LLC – Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

554382101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  ________________

Item 4.	Ownership.

The aggregate number of securities and percentages of the class of securities of the Issuer beneficially owned by the Reporting Persons named in Item 2(a), as well as the number of securities as to which such persons are deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No. of Shares Beneficially Owned	Power to Vote		Power to Dispose		Percent of Class
Reporting Person		Sole	Shared	Sole	Shared
GIC Private Limited	7,257,106	593,9631	6,663,1431,2	593,9631	6,663,1431,2	5.05%
GIC Real Estate Private Limited	6,563,616	0	6,563,6162	0	6,563,6162	4.57%
GIC Real Estate, Inc.	6,563,616	0	6,563,6162	0	6,563,6162	4.57%
US Shops LLC	6,563,616	0	6,563,6162	0	6,563,6162	4.57%

1 GIC Private Limited (“GIC”) is a fund manager and only has two clients: the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and the sole power to dispose of 593,963 shares beneficially owned by it. GIC shares power to vote and dispose of 99,527 shares beneficially owned by it with MAS.

2 6,563,616 shares are held directly by US Shops LLC (“US Shops”). GIC Real Estate, Inc. (“GIC RE Inc.”), the investment manager for US Shops, has the power to vote and dispose of such shares.  GIC RE Inc. shares such powers with GIC Real Estate Private Limited (“GIC RE Pte Ltd”) and GIC.  Each of US Shops, GIC RE Inc., GIC RE Pte Ltd and GIC disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2016

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo Poh Leong
Name: Jimmy Teo Poh Leong
Title: Senior Vice President

By:	/s/ Lim Eng Kok
Name: Lim Eng Kok
Title: Senior Vice President

GIC REAL ESTATE PRIVATE LIMITED

By:	/s/ Goh Kok Huat
Name: Goh Kok Huat
Title: Managing Director

GIC REAL ESTATE, INC.

By:	/s/ Steven Sinnett
Name: Steven Sinnett
Title: Senior Vice President

By:	/s/ Kristin Leung
Name: Kristin Leung
Title: Senior Vice President

US SHOPS LLC

By:	/s/ Steven Sinnett
Name: Steven Sinnett
Title: Authorized Signatory

By:	/s/ Kristin Leung
Name: Kristin Leung
Title: Authorized Signatory

Exhibit Index

Exhibit A	Joint Filing Agreement, dated September 23, 2016, entered into by GIC Private Limited, GIC Real Estate Private Limited, GIC Real Estate, Inc. and US Shops LLC